EXHIBIT 12.1

Domino’s Pizza, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal years ended
(dollars in thousands)	December 28, 2003	January 2, 2005	January 1, 2006	December 31, 2006	December 30, 2007
Income before provision for income taxes	$62,435	$100,060	$173,251	$160,425	$55,559
Fixed charges	86,363	74,642	61,846	67,951	143,190

Earnings as defined	$148,798	$174,702	$235,097	$228,376	$198,749
Fixed charges (1):
Interest expense	$74,678	$61,068	$48,755	$55,011	$130,374
Portion of rental expense representative of interest	11,685	13,574	13,091	12,940	12,816

Total fixed charges	$86,363	$74,642	$61,846	$67,951	$143,190
Ratio of earnings to fixed charges	1.7x	2.3x	3.8x	3.4x	1.4x

(1)	Fixed charges are determined as defined in instructions for Item 503 of Regulation S-K and include interest expense and our estimate of interest included in rental expense (one-third of rent expense under operating leases).